UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Saadi, Wade E.
   6300 Bridgepoint Parkway
   Building Three, Suite 200
   Austin, TX 78730

2. Issuer Name and Ticker or Trading Symbol
   PSW Technologies, Inc. (PSWT)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   11/99

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                                                                     1,615,385      D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Warrants                       $0.0400         11/01/99       S                          900              10/02/96     10/01/06
Warrants                       $0.0400         11/07/99       S                          2,000            10/02/96     10/01/06
Warrants                       $0.0400         11/15/99       S                          267              10/02/96     10/01/06
Warrants                       $0.0400         11/16/99       S                          2,933            10/02/96     10/01/06
Warrants                       $0.0400         11/17/99       S                          1,000            10/02/96     10/01/06
Warrants                       $0.0400         11/23/99       S                          100              10/02/96     10/01/06
Warrants                       $0.0400         11/24/99       S                          8,333            10/02/96     10/01/06

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Warrants                       11/01/99  Common Stock                   900           $5.6250                   D   Direct
Warrants                       11/07/99  Common Stock                   2,000         $5.2500                   D   Direct
Warrants                       11/15/99  Common Stock                   267           $6.0000                   D   Direct
Warrants                       11/16/99  Common Stock                   2,933         $7.6576                   D   Direct
Warrants                       11/17/99  Common Stock                   1,000         $9.0000                   D   Direct
Warrants                       11/23/99  Common Stock                   100           $11.1875                  D   Direct
Warrants                       11/24/99  Common Stock                   8,333         $12.1862    24,872        D   Direct

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/S/ Saadi, Wade E.
DATE: 12/10/99